UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
NEW AMERICAN CAPITAL, INC.
(Name of Subject Company (Issuer))
NEW AMERICAN CAPITAL, INC.
WASHINGTON MUTUAL, INC.
(Name of Filing Person (Issuer))

2-3/4% Convertible Cash to Accreting Senior Notes due March 15, 2016
(Title of Class of Securities)

74406AAD4
(CUSIP Number of Class of Securities)

Fay L. Chapman, Esq.
Senior Executive Vice President and General Counsel
Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101
(206) 461-2000
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)
Copy to:

Lee Meyerson, Esq.	Brett Cooper, Esq.
Simpson Thacher & Bartlett LLP	Orrick, Herrington & Sutcliffe LLP
425 Lexington Ave.	405 Howard Street
New York, New York 10017	San Francisco, California 94105
(212) 455-2000	(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$279,232,505	$32,866

(1)	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the 2-3/4% Convertible Cash to Accreting Senior Notes due March 15, 2016 pursuant to the applicable indenture, calculated as the sum of (a) $229,684,000, representing 100% of the principal amount of the notes outstanding, plus (b) $842,175, representing accrued and unpaid interest on the notes through the date the offer is currently anticipated to expire, plus (c) $48,706,330, representing the maximum aggregate make whole premium payable in connection with the repurchase offer.

(2)	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased.

(3)	Previously paid.
☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ☐	Filing Party: ☐
Form or Registration No.: ☐	Date Filed: ☐

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 relates to the Tender Offer Statement on Schedule TO originally filed by Washington Mutual, Inc. (“Washington Mutual”) and New American Capital, Inc. (the “Company”) on October 5, 2005 (as amended by Amendment No. 1 filed October 14, 2005, the “Schedule TO”) as required by the Indenture, dated as of May 1, 1999, between Providian Financial Corporation (“Providian”) and J.P. Morgan Trust Company, National Association, as the successor trustee to Bank One Trust Company, N.A. and The First National Bank of Chicago, as supplemented by the Fourth Supplemental Indenture dated as of March 19, 2004 and as further supplemented by the Fifth Supplemental Indenture dated October 1, 2005 (the “Indenture”) governing the Company’s 2-3/4% Convertible Cash to Accreting Senior Notes due March 15, 2016 (the “Notes”).
     The Company filed the Schedule TO in connection with the right of each holder of Notes to sell to the Company, and the obligation of the Company to purchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase dated October 5, 2005 filed herewith as Exhibit (a)(1)(A) (as amended or supplemented, the “Offer to Purchase”), the Indenture and the Notes (the “Offer”). A Fundamental Change (as defined in the Indenture) with respect to Providian occurred on October 1, 2005 when Providian merged with and into the Company (the “Merger”). In connection with the Merger, the Company assumed all of the obligations under the Notes and the Indenture, including the obligation to make the Offer, and Washington Mutual fully and unconditionally guaranteed the Company’s obligations under the Notes and the Indenture.
     This Amendment No. 2 is being filed by the Company and amends and supplements certain provisions of the Schedule TO to the extent set forth herein.
     The Offer will expire at 12:00 midnight, Eastern time, on Wednesday, November 2, 2005, unless extended or earlier terminated pursuant to a requirement of applicable law.
Documents Incorporated by Reference
     The section of the Offer to Purchase entitled “Documents Incorporated by Reference” is hereby amended and supplemented by adding the Current Report on Form 8-K filed by Washington Mutual on October 19, 2005 to the list set forth in paragraph (v) thereof.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2005	NEW AMERICAN CAPITAL, INC.
	By:	/s/ William A. Longbrake
		Name:	William A. Longbrake
		Title:	Executive Vice President

WASHINGTON MUTUAL, INC.
By:	/s/ William A. Longbrake
	Name:	William A. Longbrake
	Title:	Vice Chair

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Notice of Fundamental Change and Offer to Purchase, dated October 5, 2005.*

(a)(1)(B)	First Supplement to the Notice of Fundamental Change and Offer to Purchase, dated October 14, 2005.*

(a)(5)	Press Release issued by Washington Mutual on October 5, 2005.*

(d)(1)	Senior Indenture, dated as of May 1, 1999, between Providian Financial Corporation and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.25 to Providian’s Current Report on Form 8-K filed May 19, 1999, File No. 1-12897).

(d)(2)	First Supplemental Indenture, dated as of August 23, 2000, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed August 23, 2000, File No. 1-12897).

(d)(3)	Second Supplemental Indenture, dated as of February 15, 2001, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed February 22, 2001, File No. 1-12897).

(d)(4)	Third Supplemental Indenture, dated as of May 27, 2003, between Providian Financial Corporation and Bank One Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed May 30, 2003, File No. 1-12897).

(d)(5)	Fourth Supplemental Indenture, dated as of March 19, 2004, between Providian Financial Corporation and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4.1 to Providian’s Current Report on Form 8-K filed March 19, 2004, File No. 1-12897).

(d)(6)	Fifth Supplemental Indenture dated as of October 1, 2005 among Washington Mutual, the Company and J.P. Morgan Trust Company, National Association (incorporated by reference from Exhibit 4.1 to the Washington Mutual’s Current Report on Form 8-K filed October 3, 2005, File No. 1-14667).

(d)(7)	Washington Mutual will furnish upon request copies of all instruments defining the rights of holders of long-term debt instruments (other than those referenced in (d)(1) through (d)(6) above) of the Washington Mutual and its consolidated subsidiaries.

(d)(8)	Rights Agreement dated December 20, 2000 between Washington Mutual and Mellon Investor Services, LLC (incorporated by reference to Washington Mutual’s Current Report on Form 8-K filed January 8, 2001, File No. 1-14667).

(d)(9)	2003 Amended and Restated Warrant Agreement dated March 11, 2003 by and between the Washington Mutual and Mellon Investor Services LLC (incorporated by reference to the Washington Mutual’s Current Report on Form 8-K dated March 12, 2003, File No. 1-14667).

*	Previously filed.

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